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Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com

March 9, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski
Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3010
Washington, DC 20549-6010

Re:
Clarion Partners Property Trust Inc. (formerly Clarion Property Trust Inc.)
File No. 333-164777

Dear Ms. Gowetski:

        This letter sets forth the response of our client, Clarion Partners Property Trust Inc., formerly Clarion Property Trust Inc. (the "Issuer"), to the comments by the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in the letter dated January 11, 2011 that relate to Amendment No. 5 to the Issuer's Registration Statement on Form S-11 (the "Registration Statement"). The Issuer has today filed an amendment ("Amendment No. 6") to the Registration Statement via EDGAR. For your convenience, we have set forth below each of the Staff's comments followed by the relevant response.

Risk Factors, page

The advisor's inability to retain the services of key professionals . . . page 29

1)    Comment:    We note that you have removed disclosure in this risk factor regarding conflicts related to managing other Clarion Partner sponsored funds. Please revise to include this disclosure or advise.

        Response:    The Issuer has revised page 30 of Amendment No. 6 to reinstate the above-referenced disclosure in response to the Staff's comment.

Management, page 61

2)    Comment:    We note your disclosure on page 26 regarding the reorganization of ING Groep N.V. Please provide more detailed disclosure regarding this reorganization and disclose the potential ramifications on your sponsor, advisor, dealer manager, and you.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Jennifer Gowetski
March 9, 2011

        Response:    The Issuer has revised the disclosures throughout Amendment No. 6 to reflect the recently announced acquisition of ING Clarion Partners, LLC (the "Sponsor") by a newly formed company owned by the Sponsor's senior management and their financial partner, Lightyear Capital LLC ("Lightyear Capital"). The resulting changes to the Registration Statement reflected in Amendment No. 6 are modest, however, because the transaction is not expected to result in any material change in the Sponsor's strategic direction, financial condition or day-to-day business, no personnel changes are expected to occur as a result of the transaction, and Lightyear Capital has not previously sponsored any real estate programs and thus has no prior performance to disclose under SEC Industry Guide 5. In addition, the services to be performed by the dealer manager and the compensation the Issuer will pay to the dealer manager will not be impacted by the transaction.

        The closing of the acquisition is subject to customary conditions for transactions of this type. No closing condition is unusually burdensome to any of the parties to the purchase agreement, and the Sponsor expects all closing conditions to be timely satisfied without issue. These conditions include (1) the consents of certain of the Sponsor's investment management clients, which is customary for transactions with registered investment advisors such as the Sponsor, (2) a statement of no objection from the Dutch Central Bank, which is customary for transactions with Dutch companies, (3) absence of any governmental order or regulatory prohibition precluding the transaction, and (4) representations and warranties of the parties made in the agreement continuing to be true and correct in all material respects as of the closing date. The Issuer has disclosed on page 27 of Amendment No. 6 that it is uncertain whether ING Groep N.V. ("ING Groep"), the current indirect owner of the Sponsor, would sell the Sponsor to another prospective buyer in the event the acquisition does not close. However, ING Groep is not required to sell the Sponsor by any governmental authority or otherwise.

        The Issuer respectfully submits that Item 601 of Regulation S-K does not require the purchase agreement for the acquisition of the Sponsor to be filed as an exhibit to the Registration Statement. The Issuer is not required to file the agreement under Item 601(b)(10)(i), relating to contracts not made in the ordinary course of business, because the Issuer is not a party to the agreement, has not succeeded to a party to the agreement by assumption or assignment and does not have a beneficial interest in the agreement. Item 601(b)(10)(ii), which requires the filing of certain types of contracts even though they ordinarily accompany the registrant's type of business, is also inapplicable because the acquisition of the Sponsor's parent company is not the type of transaction that ordinarily accompanies the Issuer's type of business.

        The Issuer respectfully submits that the purchase agreement is not required to be filed under Item 601(b)(2) as a plan of acquisition because the agreement is (1) not described in the Registration Statement and (2) not material to the Issuer or the Issuer's stockholders. By merely disclosing the change in ownership ultimately effected by the purchase agreement and briefly describing the general nature of customary closing conditions to which the agreement is subject, the Issuer does not "describe" the agreement. Such a description would necessarily include, at a minimum, a discussion of the most significant terms of the agreement, such as the purchase price and the remedies for breach of representations and warranties.

Ms. Jennifer Gowetski
March 9, 2011

        The acquisition of the Sponsor is not material to the Issuer or the Issuer's stockholders because (1) neither the Issuer nor its subsidiary is a party to the agreement, (2) the material terms of the agreement do not affect the Issuer or the Issuer's stockholders, and (3) the acquisition is not expected to materially impact the management of the Sponsor. First, the Issuer should not be required to file a purchase agreement to which neither the Issuer nor any of its subsidiaries is a party. As noted above, a contract not made in the ordinary course of business need not be filed under Item 601(b)(10)(i) if, generally, neither the registrant nor its subsidiary is a party to the contract, reflecting the position that such contract is not material to the registrant's stockholders. The purchase agreement is not material to investors under Item 601(b)(2) for the same reason—neither the Issuer nor its subsidiary is a party to the agreement.

        Primarily because neither the Issuer nor its subsidiary is a party to the purchase agreement, the most significant contents of the agreement do not affect the Issuer or the Issuer's stockholders. While the Issuer and its investors may potentially be interested in ascertaining whether there will in fact be a change in ownership of the Sponsor, neither the Issuer nor its investors have any interest in the detailed terms on which the acquisition will occur. For example, the purchase agreement sets forth in great detail provisions regarding the purchase price and pre-closing and post-closing adjustments thereto. Although these provisions are clearly material to the parties to the agreement who stand to pay or receive the purchase price, they are irrelevant to the Issuer and the Issuer's stockholders. Similarly, provisions regarding dispute resolution, such as representations and warranties, indemnification provisions and arbitration clauses, which represent a substantial portion of the purchase agreement, have no impact on the Issuer or its stockholders. Because the vast majority of the contents of the agreement, including all of the most significant terms, have no material impact on the Issuer or the Issuer's stockholders, the agreement is not "material" under Item 601(b)(2) and should not be filed as an exhibit.

        The acquisition's structure as a management buyout further supports this conclusion. In evaluating the Issuer, investors will rely heavily on the experience of the management team directly responsible for the acquisition and management of the Issuer's portfolio. The individuals making these decisions on behalf of the Issuer will not be materially impacted by the acquisition because the Issuer, the Issuer's advisor and the Sponsor will be managed by the same individuals before and after the acquisition. Although Lightyear Capital will own a controlling interest in the equity of the parent company of the Sponsor following the transaction, the Sponsor does not expect any Lightyear Capital principals or personnel to participate in the day-to-day management of the Sponsor, the Issuer's advisor or the Issuer. Because the acquisition is not expected to materially impact the Sponsor's financial condition, personnel or any other factor relevant to the Sponsor's influence over the performance of the Issuer or the Issuer's portfolio, the acquisition is not material to the Issuer's investors and the purchase agreement need not be filed.

Ms. Jennifer Gowetski
March 9, 2011

        Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,
/s/ ROSEMARIE A. THURSTON Rosemarie A. Thurston
cc:
Ms. Stacie D. Gorman, Division of Corporation Finance
Mr. Edward L. Carey, Clarion Partners Property Trust Inc.
Mr. Douglas L. DuMond, Clarion Partners Property Trust Inc.
Mr. Nathaniel Kiernan, ING Clarion Partners, LLC
Mr. Jason W. Goode, Alston & Bird LLP